Morgan Stanley & Co. Incorporated

Credit Suisse First Boston LLC

J.P. Morgan Securities Inc.

c/o Morgan Stanley & Co. Incorporated

1585 Broadway

New York, NY  10036

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N.W.

Washington, D.C.  20549

Re:                               NeuStar, Inc.

REGISTRATION STATEMENT NO. 333-123635

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we as representatives of the several Underwriters, wish to advise you that the Registration Statement, Form S-1 filed on March 29, 2005, as amended, and Preliminary Prospectus issued June 10, 2005, were distributed during the period June 10, 2005 through 5:00 p. m., June 27, 2005, as follows:

Registration Statement		Preliminary Prospectus

	8 to 8 Underwriters	18,929	to	8	Underwriters
		0	to	0	Dealers
		1,295	to	1,295	Institutions
		2	to	2	Others

Total:	8	Total: 20,226

We were advised on June 27, 2005 by the Corporate Finance Department of the National Association of Securities Dealers, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of NeuStar, Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 4:00 p.m. on June 28, 2005, or as soon as possible thereafter.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
CREDIT SUISSE FIRST BOSTON LLC J.P. MORGAN SECURITIES INC.

By:	Morgan Stanley & Co. Incorporated

By	/s/ Dennis M. Cornell
	Name:	Dennis M. Cornell
	Title:	Vice President

By:	Credit Suisse First Boston LLC

By:	/s/ Bridharan Kannan
	Name:	Bridharan Kannan
	Title:	Vice President

By:	J.P. Morgan Securities Inc.

By:	/s/ Michael Millman
	Name:	Michael Millman
	Title:	Managing Director